                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                SCHEDULE 14D-1/A

                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 1)

                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        COMPUTER LANGUAGE RESEARCH, INC.
                            (NAME OF SUBJECT COMPANY)

                             SABRE ACQUISITION, INC.
                                       AND
                             THE THOMSON CORPORATION
                                    (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    20519510
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                  -------------

                             MICHAEL S. HARRIS, ESQ.
                             THE THOMSON CORPORATION
                        METRO CENTER AT ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                             DAVID W. HELENIAK, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 848-4000


                                FEBRUARY 4, 1998

                                PAGE 1 OF 8 PAGES
                       AN EXHIBIT INDEX APPEARS ON PAGE 8.

CUSIP No. 20519510

--------------------------------------------------------------------------------
1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Person

            SABRE ACQUISITION, INC.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of Group
        (a) /X/
        (b) / /
--------------------------------------------------------------------------------
3.      SEC Use only
--------------------------------------------------------------------------------
4.      Sources of Funds
        WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(f) / /
--------------------------------------------------------------------------------
6.      Citizen or Place of Organization

        Delaware
--------------------------------------------------------------------------------
7.      Aggregate Amount Beneficially Owned by Each Reporting Person

        10,786,812 Shares which may be deemed beneficially owned pursuant to the
            Stock Purchase Agreement described herein.
--------------------------------------------------------------------------------
8.      Check if the Aggregate Amount in Row (7) Excludes Certain Shares / /
--------------------------------------------------------------------------------
9.      Percent of Class Represented by Amount in Row (7)

        74.6%
--------------------------------------------------------------------------------
10.     Type of Reporting Person

        CO
--------------------------------------------------------------------------------


                                Page 2 of 8 Pages

CUSIP No. 20519510
--------------------------------------------------------------------------------
1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Person

            THE THOMSON CORPORATION
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of Group
        (a) /X/
        (b) / /
--------------------------------------------------------------------------------
3.      SEC Use only
--------------------------------------------------------------------------------
4.      Sources of Funds
        WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(f) / /
--------------------------------------------------------------------------------
6.      Citizen or Place of Organization

        Ontario, Canada
--------------------------------------------------------------------------------
7.      Aggregate Amount Beneficially Owned by Each Reporting Person

        10,786,812 Shares which may be deemed beneficially owned pursuant to the
            Stock Purchase Agreement described herein.
--------------------------------------------------------------------------------
8.      Check if the Aggregate Amount in Row (7) Excludes Certain Shares / /
--------------------------------------------------------------------------------
9.      Percent of Class Represented by Amount in Row (7)

        74.6%
--------------------------------------------------------------------------------
10.     Type of Reporting Person

        CO
--------------------------------------------------------------------------------


                                Page 3 of 8 Pages

      This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to Schedule 13D (the "Schedule 14D-1") relates to the offer by Sabre Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Computer Language Research, Inc., a Texas corporation (the "Company"), at a price of $22.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 16, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached to the
Schedule 14D-1 as Exhibits (a)(1) and (a)(2) thereto, respectively. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on January 16, 1998.

      Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

      Item 3(b) of the Schedule 14D-1 is hereby amended by amending the Offer to Purchase as follows: delete the term "the Company" from the fourth sentence of the carryover paragraph on pages 11-12 of Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      Item 7 of the Schedule 14D-1 is hereby amended and supplemented by amending the Offer to Purchase as follows: add to the end of Section 10 ("Background of the Offer; Contracts with the Company; the Merger Agreement and Stock Purchase Agreement -- The Stock Purchase Agreement") of the Offer to Purchase on page 27 thereof the following paragraph:

            The Stock Purchase Agreement provides that except as otherwise provided therein, all costs and expenses incurred in connection with the transactions contemplated by the Stock Purchase Agreement shall be paid by the party incurring such costs and expenses; provided, that if the closing contemplated by the Stock Purchase Agreement occurs, Purchaser shall, promptly following any request from the Majority Stockholders, reimburse the Majority Stockholders for up to an aggregate of $350,000 of their reasonable fees and expenses (including reasonable fees and expenses of counsel) incurred in connection with the Stock Purchase Agreement or the Merger Agreement or the transactions contemplated thereby, including, without limitation, any employment arrangements contemplated thereby; and provided, further, that Purchaser shall pay any stock transfer taxes relating to the purchase and sale of the Shares pursuant to the Stock Purchase Agreement (including, without limitation, pursuant to the Offer or the Merger).


                                Page 4 of 8 Pages

ITEM 10. ADDITIONAL INFORMATION.

      Item 10(f) of the Schedule 14D-1 is hereby amended by amending the Offer to Purchase as follows:

      (a) Delete from clause (iii) of the first paragraph of Section 14 ("Certain Conditions of the Offer") on page 31 of the Offer to Purchase the phrase "acceptance for payment of Shares" and replace such phrase with the term "Expiration Date."

      (b) Restate in its entirety the first paragraph of Section 2 ("Acceptance for Payment and Payment for Shares") on page 4 of the Offer to Purchase as follows:

            2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the occurrence of the Expiration Date. Subject to applicable rules of the Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of Shares pending receipt of any regulatory approvals specified in Section 15 or in order to comply in whole or in part with any other applicable law.


                                Page 5 of 8 Pages

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    SABRE ACQUISITION, INC.

Dated:  February 4, 1998

                                    By /s/ MICHAEL S. HARRIS
                                       -----------------------------------------
                                       Name:  Michael S. Harris
                                       Title: President


                                Page 6 of 8 Pages

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    THE THOMSON CORPORATION

Dated:  February 4, 1998

                                    By /s/ MICHAEL S. HARRIS
                                       -----------------------------------------
                                       Name:  Michael S. Harris
                                       Title: Assistant Secretary


                                Page 7 of 8 Pages

                                  EXHIBIT INDEX


                                                                                 PAGE IN
                                                                               SEQUENTIAL
EXHIBIT NO.                                                                 NUMBERING SYSTEM
-----------                                                                 ----------------
    (a)(1)      Form of Offer to Purchase dated January 16, 1998........            *

    (a)(2)      Form of Letter of Transmittal...........................            *

    (a)(3)      Form of Notice of Guaranteed Delivery...................            *

    (a)(4)      Form of Letter from Purchaser to Brokers, Dealers,
                Commercial Banks, Trust Companies and Other Nominees....            *

    (a)(5)      Form of Letter from Brokers, Dealers, Commercial
                Banks, Trust Companies and Nominees to Clients..........            *

    (a)(6)      Form of Guidelines for Certification of Taxpayer
                Identification Number on Substitute Form W-9............            *

    (a)(7)      Summary Advertisement as published in The Wall
                Street Journal on January 16, 1998......................            *

    (a)(8)      Press Release issued jointly by Parent and the
                Company on January 13, 1998.............................            *

    (a)(9)      Consolidated Financial Statements of Parent as set
                forth in Parent's 1996 Annual Report to Shareholders....            *

    (c)(1)      Agreement and Plan of Merger, dated as of January 12,
                1998, among Parent, Purchaser and the Company...........            *

    (c)(2)      Stock Purchaser Agreement, dated as of January 12, 1998,
                among Parent, Purchaser and certain Shareholders of the
                Company.................................................            *

    (c)(3)      Form of Retention Agreement between the Company and M.
                Brian Healy.............................................            *

    (c)(4)      Form of Retention Agreement between the Company and
                Francis W. Winn.........................................            *

    (c)(5)      Form of Retention Agreement between the Company and
                Douglas H. Gross........................................            *

    (c)(6)      Form of Retention Agreement between the Company and
                Stephen T. Winn.........................................            *


--------------

* Previously Filed


                                Page 8 of 8 Pages